Exhibit 99.2

RELX CAPITAL INC.,

as Issuer,

and

REED ELSEVIER PLC and

REED ELSEVIER NV,

as Guarantors,

THE BANK OF NEW YORK MELLON,

as Trustee, Transfer Agent and Registrar

THE BANK OF NEW YORK MELLON, LONDON BRANCH

as London Paying Agent, and

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A.,

as Luxembourg Paying Agent

SIXTH SUPPLEMENTAL INDENTURE

Dated as of May 12, 2015

to

INDENTURE

Dated as of May 9, 1995

Guaranteed Debt Securities

SIXTH SUPPLEMENTAL INDENTURE, dated as of May 12, 2015 (“Sixth Supplemental Indenture”), among RELX Capital Inc. (formerly, Reed Elsevier Capital Inc.), a corporation incorporated under the laws of the State of Delaware, as issuer (the “Issuer”), each of Reed Elsevier PLC, a public limited company incorporated in England, and Reed Elsevier NV, a public company with limited liability incorporated under the laws of The Netherlands, as guarantors (each individually, a “Guarantor” and collectively, the “Guarantors”), The Bank of New York Mellon, as trustee (the “Trustee”), transfer agent and registrar, The Bank of New York Mellon, London Branch, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent.

RECITALS

WHEREAS, the Issuer, the Guarantors and the Trustee entered into an indenture, dated as of May 9, 1995 (as amended and supplemented, the “Indenture”) providing for the issuance from time to time of the Issuer’s Debt Securities, to be issued in one or more series as provided in the Indenture;

WHEREAS, on April 14, 2015, Reed Elsevier Capital Inc. changed its name to RELX Capital Inc.;

WHEREAS, there are presently issued and outstanding under the Indenture $400,000,000 aggregate principal amount of 8.625% notes due January 15, 2019, and $150,000,000 aggregate principal amount of 7.500% notes due May 15, 2025 (collectively, the “Existing Notes”), each outstanding series being guaranteed, jointly and severally, by the Guarantors, the Trustee has been appointed as trustee for each outstanding series and The Bank of New York Mellon (Luxembourg) S.A. has been appointed as Luxembourg paying agent;

WHEREAS, Section 901(5) of the Indenture provides that, without the consent of any Holders of Debt Securities, the Issuer and each Guarantor, each when authorized by a Board Resolution, and the Trustee for the Debt Securities, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture in form satisfactory to such Trustee to change or eliminate any of the provisions of the Indenture;

WHEREAS, the changes and eliminations set forth in this Sixth Supplemental Indenture shall not apply to the Existing Notes, and holders thereof will not be entitled to the benefit of any such provision;

WHEREAS, the Issuer and each Guarantor have each been authorized by a duly adopted Board Resolution to enter into this Sixth Supplemental Indenture;

WHEREAS, the changes and eliminations set forth in this Sixth Supplemental Indenture shall apply to each series of Debt Securities issued on or after the date hereof, unless such provisions are amended or eliminated hereafter;

WHEREAS, the Issuer and each Guarantor have delivered to the Trustee such certificates or opinions as may be required and requested pursuant to the Indenture; and

WHEREAS, all things necessary to make this Sixth Supplemental Indenture a valid agreement of the Issuer and each Guarantor in accordance with its terms have been done and performed.

NOW THEREFORE, in consideration of the promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer, each Guarantor and the Trustee hereby mutually covenant and agree for the equal and proportionate benefit of all Holders of the Debt Securities originally issued after the date hereof, as follows:

1. Amendment of Section 101. Section 101 is hereby amended and supplemented by deleting the definitions of “Certificate of a Firm of Independent Public Accountants,” “Change of Control,” “Indebtedness,” “Moody’s,” “Officers’ Certificate,” “S&P” and “Substitute Rating Agency” contained therein and replacing each such definition with the following corresponding definition:

“Certificate of a Firm of Independent Public Accountants” means a certificate signed by any investment bank, appraisal firm or firm of independent public accountants of nationally recognized standing in the country of organization of the Issuer or either Guarantor selected by the Issuer or such Guarantor, as the case may be, and approved by the Trustee, which may include the auditors of the Issuer or such Guarantor, as the case may be.

“Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (other than a Guarantor) acquires shares in each Guarantor to which attach more than 50% of the voting rights attaching to the entire issued share capital of that Guarantor; provided that a Change of Control shall be deemed not to have occurred if one or more new holding companies acquires the entire issued share capital of each of the Guarantors and (A) such holding company (or companies) has (or have, as the case may be) substantially the same shareholders as each of the Guarantors and those shareholders acquired the shares or economic interests in the holding company (or companies) in substantially the same proportions (taking into account the equalization arrangements between the Guarantors as in effect at such time) as they hold shares or economic interests in the relevant Guarantor(s) prior to the holding company (or companies) so acquiring the share capital of each of the Guarantors and (B) each of the Guarantors is a wholly owned (directly or indirectly) subsidiary of such holding company (or companies); (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the assets of the subsidiaries and joint ventures of the Guarantors, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (other than an affiliate of either of the Guarantors); (3) the first day on which a majority of the members of the Boards of Directors of each Guarantor are not Continuing Directors (as defined herein); or (4) the adoption of a plan relating to the liquidation or dissolution of either Guarantor other than a plan pursuant to which one or more new holding companies is created to hold the assets and liabilities of the relevant Guarantor(s) and such holding company (or companies) has (or have, as the case may be) substantially the same shareholders as the relevant Guarantor(s) and those shareholders acquired the shares or economic interests in the holding company (or companies) in substantially the same proportions (taking into account the equalization arrangements between the Guarantors as in effect at such time) as they hold shares or economic interests in the relevant Guarantor(s) prior to the holding company (or companies) so acquiring the share capital of each of the Guarantors.

“Indebtedness” with respect to any Person means (1) any obligation of such Person for borrowed money, (2) any obligation incurred for all or any part of the purchase price of Property or for the cost of Property constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of Property purchased in the ordinary course of business, (3) any obligation under capitalized leases (as determined in accordance with International Financing Reporting

Standards, as in effect on the issue date of the applicable series of Debt Securities for purposes of such determination) of that Person and (4) any direct or indirect guarantees of such Person of any obligation of the type described in the preceding clauses (1), (2) or (3) of any other Person.

“Moody’s” means Moody’s Investors Service Ltd. and its successors.

“Officer’s Certificate” means a certificate of the Issuer or either Guarantor, as the case may be, signed by any one the applicable obligor’s chief executive officer, chief financial officer, treasurer, secretary or assistant or deputy secretary and delivered to the Trustee and/or Principal Paying Agent, as the case may be, for the Debt Securities of any series in accordance with the provisions of this Indenture.

All references to “Officers’ Certificate” in the Indenture shall be deemed replaced with “Officer’s Certificate.”

“S&P” means Standard & Poor’s Credit Market Services Europe Limited and its successors.

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Exchange Act selected by the Issuer (as certified by a resolution of the Board of Directors of each Guarantor) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be, in accordance with the definition of “Rating Agencies.”

2. Amendment of Section 116. Section 116 is amended and supplemented by deleting the existing the first paragraph and replacing it with the following:

“By the execution and delivery of this Indenture, each of the Issuer and each of the Guarantors hereby designates and appoints Kenneth Thompson II, Reed Elsevier Inc., at 9443 Springboro Pike, Miamisburg, Ohio 45342, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Debt Securities, the Guarantees or this Indenture which may be instituted in any Federal or New York State Court located in the Borough of Manhattan, City and State of New York, but for that purpose only, and agrees that service of process upon Kenneth Thompson II and written notice of said service given by the Person serving the same to it, addressed as provided in Section 105, shall be deemed in every respect effective service of process upon it in any such suit or proceeding in any Federal or State court in such Borough, City and State. Each of the Issuer and each of the Guarantors hereby submits (for the purposes of any such suit or proceeding) to the jurisdiction of any such court in which any such suit or proceeding is so instituted, and irrevocably waives, to the fullest extent it may lawfully do so, any objection it may have now or hereafter to the laying of the venue of any such suit, action or proceeding in any such court and irrevocably waives, to the fullest extent it may lawfully do so, any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Such submission and waiver shall be irrevocable so long as any of the Debt Securities remain Outstanding and such appointment shall be irrevocable until the appointment of a successor by the Issuer or either Guarantor, as the case may be, with the consent of the Trustee and such successor’s acceptance of such appointment. Upon such acceptance, the Issuer or such Guarantor, as the case may be, shall notify the Trustee of the name and address of such successor. Each of the Issuer and each of the Guarantors further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Kenneth Thompson II, in full force and effect so long as any of the Debt Securities shall be Outstanding. The Trustee shall not be obligated and shall have no responsibility with respect to any failure by the Issuer or such Guarantor, as the case may be, to take any such action.”

3. Amendment of Section 401(a). Section 401(a) is amended and supplemented by deleting the existing clause (2) and replacing it with the following:

“(2) the Issuer or either Guarantor has paid or caused to be paid all other sums payable with respect to the Debt Securities of such series and this Indenture;”

4. Amendment of Section 501. Section 501 is amended and supplemented by deleting the existing third paragraph and replacing it with the following:

“3. there shall have been accelerated because of default the maturity of any Indebtedness of either of the Guarantors or the Issuer in an aggregate principal amount of at least U.S.$75,000,000 (or the equivalent in another currency) or any such Indebtedness in an aggregate principal amount of at least U.S.$75,000,000 (or the equivalent in another currency) shall not have been paid at final maturity (as extended by any applicable grace period) and, with respect to the Issuer in any case described in this clause (3), the obligations of the Issuer under such series of Debt Securities shall not have been assumed during the 90-day period following such acceleration or non-payment by another Component Company wholly owned by the Guarantors;”

5. Amendment of Section 1008. Section 1008 is amended and supplemented by deleting the existing first paragraph and replacing it with the following:

“All payments of principal, premium (if any) and interest in respect of the Debt Securities or the Guarantees will be made free and clear of, and without withholding or deduction for, any taxes, assessments, duties or governmental charges of whatever nature imposed, levied or collected by or within a Relevant Taxing Jurisdiction (as defined below), unless that withholding or deduction is required by law.

If withholding or deduction is required by law, then the Issuer or either Guarantor, as the case may be, will pay to the Holder of any Debt Security additional amounts as may be necessary in order that every net payment of principal of (and premium, if any, on) and interest, if any, on that Debt Security after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the jurisdiction under the laws of which the Issuer or either Guarantor, as the case may be, is organized or resident for tax purposes (or any political subdivision or taxing authority of or in that jurisdiction having power to tax), or any jurisdiction from or through which any amount is paid by the Issuer or either Guarantor, as the case may be (or any political subdivision or taxing authority of or in that jurisdiction having power to tax) (each a “Relevant Taxing Jurisdiction”), will not be less than the amount provided for in any Debt Security to be then due and payable; provided, however, that the Issuer or either Guarantor, as the case may be, will not be required to make any payment of additional amounts for or on account of:

(a)

any tax, assessment or other governmental charge which would not have been imposed but for (i) the existence of any present or former connection (other than the mere acquisition, ownership or holding of, or the receipt of payment or the exercise or enforcement of rights in respect of, the Debt Securities) between that Holder (or between a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over that Holder, if that Holder is an estate, trust, partnership or corporation or any Person other than the Holder to which that Debt Security or any amount payable on that Debt Security is attributable for the purpose of that tax, assessment or charge) and a Relevant Taxing Jurisdiction, including without limitation, that Holder (or fiduciary, settlor, beneficiary, member, shareholder or possessor or Person other than the Holder) being or having been a citizen or resident of a Relevant Taxing Jurisdiction, being or having been present or engaged in a trade or business in a Relevant Taxing Jurisdiction, or having or having had a permanent establishment in a Relevant Taxing Jurisdiction or (ii) the presentation of a Debt Security (where presentation is required) for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment was duly provided for, whichever occurred later, except to the extent that the Holder would have been entitled to additional amounts on presenting that Debt Security for payment on or before the thirtieth day;

(b)	any estate, inheritance, gift, sale, transfer or personal property tax, assessment or other governmental charge of a similar nature;

(c)	any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by that Holder or any other Person mentioned in (a) above to comply, after reasonable notice (at least 30 days before any such withholding would be payable), with a request of the Issuer or either Guarantor, as the case may be, addressed to that Holder or that other Person to provide information concerning the nationality, residence or identity of that Holder or that other Person, or to make any declaration or other similar claim or satisfy any reporting requirement, which is, in either case, required by a statute, treaty or regulation of the Relevant Taxing Jurisdiction, as a precondition to exemption from or reduction of that tax, assessment or other governmental charge;

(d)	any tax, assessment or other governmental charge imposed by reason of such Holder’s past or present status as a passive foreign investment company, a controlled foreign corporation or personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

(e)	any tax, assessment or other governmental charge imposed on interest received by (i) a 10% shareholder (as defined in Section 871(h)(3)(B) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations that may be promulgated thereunder) of the Issuer, (ii) a controlled foreign corporation related to the Issuer within the meaning of Section 864(d)(4) of the Code or (iii) a bank receiving interest described in Section 881(c)(3)(A) of the Code;

(f)	any tax, assessment or other governmental charge that is imposed on a payment to a resident of a member state of the European Union and is required to be made pursuant to European Council Directive 2003/48/EC or any other directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law (whether of a member state of the European Union or a non-member state) implementing or complying with, or introduced to conform to, any such directive;

(g)	any Debt Security that is presented for payment by or on behalf of a resident of a member state of the European Union who would have been able to avoid any withholding or deduction by presenting the relevant Debt Security to another Paying Agent in a member state of the European Union;

(h)	any tax, assessment or other governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any amended or successor version of such Sections)

(“FATCA”), any regulations or other guidance thereunder, any agreement (including any intergovernmental agreement) entered into in connection therewith, or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement in respect of FATCA; or

(i)	any combination of items (a) through (h) above,

nor will additional amounts be paid with respect to (i) any tax, assessment or other governmental charge that is payable other than by deduction or withholding from payments on the Debt Securities or (ii) any payment to any Holder which is a fiduciary or a partnership or other than the sole beneficial owner of that Debt Security to the extent a beneficiary or settlor with respect to that fiduciary or a member of that partnership or the beneficial owner would not have been entitled to those additional amounts had it been the Holder of that Debt Security.

The Issuer and the Guarantors will pay any present or future stamp, court or documentary taxes, or any other excise, property or similar taxes, assessments or other charges that arise in a Relevant Taxing Jurisdiction from the execution, delivery, registration or enforcement of any Debt Securities, Guarantees or this Indenture, or any other document or instrument in relation thereto (other than a transfer of the Debt Securities other than the initial resale of the Debt Securities), and the Issuer and the Guarantors agree to indemnify the Trustee and the Holders for any such amounts paid by the Trustee and such Holders. The foregoing obligations of this paragraph will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to the Issuer or the Guarantors is organized or any political subdivision or taxing authority or agency thereof or therein.”

6. Amendment of Section 1009. Section 1009 is amended and supplemented by deleting the existing Section 1009 thereof and replacing it with the following Section 1009:

Section 1009. Offer to Repurchase Upon Change of Control Triggering Event.

“If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem the Debt Securities, the Issuer shall be required to make an offer to repurchase all, or, at the option of a Holder, any part (subject to the applicable denominations of the relevant series of Debt Securities), of each Holder’s Debt Securities pursuant to the offer described below (the “Change of Control Offer”), on the terms set forth in the Debt Securities. In the Change of Control Offer, the Issuer shall offer payment in cash at a repurchase price as specified with respect to such Debt Securities pursuant to Section 301, referred to as the “Change of Control Payment.” The Issuer shall provide the Trustee with written notification upon the occurrence of any Change of Control Triggering Event.

Within 30 days following any Change of Control Triggering Event or, at the option of the Issuer, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control Triggering Event, the Issuer shall give written notice to the Holders, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debt Securities on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given, referred to as the “Change of Control Payment Date”, pursuant to the procedures required by the Debt Securities and described in such notice.

The notice shall, if given prior to the date of consummation of the Change of Control Triggering Event, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.

On the Business Day immediately preceding the Change of Control Payment Date, the Issuer shall be required, to the extent lawful, to:

(1)	accept for payment all Debt Securities or portions of Debt Securities properly tendered pursuant to the Change of Control Offer on the Change of Control Payment Date;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Debt Securities or portions of Debt Securities properly tendered; and

(3)	deliver or cause to be delivered to the Trustee the Debt Securities properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Debt Securities or portions of Debt Securities being purchased by the Issuer.

The Issuer shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Issuer and such third party purchases all Debt Securities properly tendered and not withdrawn under its offer.

If 80% or more in nominal amount of the Debt Securities then outstanding of a series have been redeemed or purchased pursuant to a Change of Control Offer, the Issuer may, on not less than 30 or more than 60 days’ notice to the Holders of the Debt Securities given within 30 days after the Change of Control Payment Date, redeem or purchase (or procure the purchase of), at its option, the remaining Debt Securities of such series in their entirety at a price as specified with respect to such Debt Securities pursuant to Section 301.”

7.	Deletion of Section 1010. Section 1010 is deleted in its entirety.

8.	Amendment of Section 1108. Section 1108 is amended and supplemented by deleting the existing Section 1108 and replacing it with the following Section 1108:

“Unless otherwise specified in accordance with Section 301 with respect to any series of Debt Securities, the following provisions shall apply:

The Debt Securities of any series may be redeemed, at the option of the Issuer, as a whole, but not in part, at 100 percent of the principal amount (or, in the case of Discounted Securities, such lesser amount as may be provided for with respect to the Debt Securities of such series) thereof, together with accrued but unpaid interest, if any, thereon to, but excluding, the Redemption Date if, as a result of any change in, or amendment to, the laws, regulations or rulings of a Relevant Taxing Jurisdiction, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after the original issue date with respect to those Debt Securities (or if a jurisdiction becomes a Relevant Taxing Jurisdiction after the original issue date, the date on which such jurisdiction became a Relevant Taxing Jurisdiction under this Indenture) or another date as may be specified for such series, the Issuer or either Guarantor, as the case may be, would, on the occasion of the next payment of principal or interest in respect of the Debt Securities, be obligated, in making such payment, to pay additional amounts as described in Section 1008 and such obligation cannot be avoided by the Issuer or either Guarantor, individually or together, as the case may be, taking reasonable measures available to them.

The Debt Securities of any series may also be redeemed, at the option of the Issuer, at a redemption price as specified with respect to such Debt Securities pursuant to Section 301, if, as a result of any change in, or amendment to, the U.S. Internal Revenue Code of 1986, as amended, or any regulation or ruling thereunder or in the official interpretation thereof, which change or amendment is enacted or adopted and becomes effective on or after the date specified for such series in the applicable Board Resolution of the Issuer, the deductibility of interest payments on the Debt Securities or the timing thereof would be affected in any manner which is then adverse to the Issuer and such effect cannot be avoided by the Issuer or either Guarantor, individually or together, taking reasonable measures available to them.

Prior to the giving of any notice of redemption of the Debt Securities pursuant to the foregoing, the Issuer shall deliver to the Trustee an Opinion of Counsel to the Issuer and the Guarantors stating that the Issuer is entitled to effect such redemption, together with an Officers’ Certificate of the Issuer and each of the Guarantors setting forth a statement of facts showing that the conditions precedent, if any, to the right so to redeem have occurred.”

9. New York Law to Govern. This Sixth Supplemental Indenture shall be governed by and construed in accordance with the law of the State of New York.

10. Conflict of Any Provision of Indenture with Trust Indenture Act of 1939. If and to the extent that any provision of this Sixth Supplemental Indenture limits, qualifies or conflicts with another provision included in this Sixth Supplemental Indenture or in the Indenture which is required to be included herein or therein by any of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939, such required provision shall control.

11. Counterparts. This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original but all such counterparts shall together constitute but one and the same instrument.

12. Effect of Sixth Supplemental Indenture. Upon the execution of this Sixth Supplemental Indenture, the Indenture shall be modified in accordance herewith and this Sixth Supplemental Indenture shall form a part of the Indenture for all purposes, and except as herein modified, all the provisions, terms and conditions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect. The provisions of this Sixth Supplemental Indenture shall be applicable only to Debt Securities originally issued after the date hereof.

13. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Sixth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Issuer and the Guarantors.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed, as of the date first referenced above.

RELX CAPITAL INC.,
as Issuer

By	/s/ Kenneth E. Fogarty
Name:	Kenneth E. Fogarty
Title:	President, Treasurer and
Assistant Secretary

REED ELSEVIER PLC, as Guarantor

By	/s/ Nick Luff
Name:	Nick Luff
Title:	Chief Financial Officer

REED ELSEVIER NV, as Guarantor

By	/s/ Nick Luff
Name:	Nick Luff
Title:	Chief Financial Officer

THE BANK OF NEW YORK MELLON,
as Trustee, Transfer Agent and Registrar

By	/s/ Catherine F. Donohue
Name:	Catherine F. Donohue
Title:	Vice President

THE BANK OF NEW YORK MELLON, LONDON BRANCH as London Paying Agent

By	/s/ Catherine F. Donohue
Name:	Catherine F. Donohue
Title:	Vice President

THE BANK OF NEW YORK MELLON (LUXEMBOURG) S.A., as Luxembourg Paying Agent

By	/s/ Catherine F. Donohue
Name:	Catherine F. Donohue
Title:	Authorized Signatory